787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Ms. Susan Block Division of Corporation Finance

Re:	New Breed Logistics Corp. Confidential Draft Registration Statement on Form S-1 (Amendment No. 1) Submitted June 17, 2013 CIK No. 0001576206

Dear Ms. Block:

As discussed with Mr. Don Field of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) last week, on behalf of New Breed Logistics Corp., currently named New Breed Holding Company (the “Company”), we inform the Staff that the Company does not currently intend to proceed with the offering contemplated by the above-referenced Registration Statement on Form S-1, submitted confidentially to the SEC.

If you or other members of the Staff have any questions or require any additional information, please do not hesitate to contact me at 212 728 8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Louis DeJoy, New Breed Richard B. Wimmer, New Breed Effie Simpson (SEC) Linda Cvrkel (SEC) Donald E. Field (SEC)